June 25, 2024	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Registration Statement on Form S-1
Filed May 24, 2024
File No. 333-275209

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated June 21, 2024 regarding the Company’s registration statement on Form S-1 submitted to the Commission on May 24, 2024 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

The Staff’s comments are repeated below and is followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 4.

Questions and Answers About the Spin-Off, page 2

1.	Please revise to include relevant Q&As explaining the mechanics and interaction between the spin-off and the Offering, including what will happen if the offering does not meet listing standards or does not price at a value that will support listing, and what you will do if you are unable to complete the offering and how you will unwind the distribution.

RESPONSE: The Company acknowledges the Staff’s comment and the disclosure on page 5 of Amendment No. 4 has been revised to include an additional “Question & Answer”. This additional disclosure clarifies the mechanics and interaction between the Spin-Off and the Offering. This disclosure includes information on (1) what will happen if the offering does not meet listing standards of the NYSE American exchange or the offering does not price at a value that will support such listing, and (2) what the Company will do if it is unable to complete the offering and how the Company will terminate the Distribution.

Listing and Trading of the Class A common stock, page 62

2.	Please revise your disclosure in this section to remove the statement that HCWC meets certain NYSE American listing standards, and clarify that these are the standards HCWC will have to meet to successfully list on this exchange.

RESPONSE: The Company acknowledges the Staff’s comment and the disclosure on page 62 of Amendment No. 4 has been revised to clarify the certain NYSE American listing standards that the Company will need to meet in order to have its Class A common stock approved for listing.

Page 2 General

3.	We note your revisions in response to our prior comment 8. However, we note that in multiple places throughout, including on the prospectus cover page, you do not clearly state that the NYSE American exchange listing relates to your public offering and not the distribution. In each place that you discuss conditions to completion of the spin-off, please make clear that the NYSE American exchange listing relates only to your public offering, and the spin-off will not occur if you do not successfully list on the NYSE American exchange in connection with the offering.

RESPONSE: The Company acknowledges the Staff’s comment and the disclosure throughout Amendment No. 4 has been revised to clarify that (1) the NYSE American exchange listing relates to the offering and not the Distribution and (2) the spin-off will not occur if the Company does not successfully list on the NYSE American exchange in connection with the offering.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet